

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Bahija Jallal
Chief Executive Officer
Immunocore Holdings plc
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

Re: Immunocore Holdings plc
Form F-1
Exhibit Nos. 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.16
Filed January 15, 2021
File No. 333-252166

Dear Dr. Jallal:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance